October 18, 2013

VIA EDGAR

David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:         WNC Housing Tax Credit Fund V, L.P., Series 3 (“Issuer”)
Schedule 13E-3 filed by Issuer, WNC & Associates, Inc., WNC Investment Partners, LLC and WNC Community Preservation Partners, LLC
Filed October 2, 2013
File No. 005-52597

Preliminary Schedule 14A
Filed October 2, 2013
File No. 033-91136

Dear Mr. Orlic:

We are in receipt of a copy of the staff’s letter dated October 15, 2013 to David Shafer respecting the referenced filings.  In partial response thereto, each filing person listed below acknowledges the following:

o	The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o	The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signatures on following page]

714.662.5565 714.662-4412 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

David L. Orlic, Special Counsel
Office of Mergers and Acquisitions
October 18, 2013

Very truly yours,

WNC HOUSING TAX CREDIT FUND V, L.P., Series 3, a California limited partnership

By:          /s/DAVID N. SHAFER
David N. Shafer, Executive Vice President of WNC & Associates, Inc., managing general partner

WNC & ASSOCIATES, INC., a California corporation

By:          /s/DAVID N. SHAFER
David N. Shafer, Executive Vice President

WNC INVESTMENT PARTNERS, LLC, a California limited liability company

By:          /s/WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager

WNC COMMUNITY PRESERVATION PARTNERS, LLC, a California limited liability company

By:          /s/WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager of WNC Development Partners, LLC, manager

/s/WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr.